

September 13, 2012

Via E-Mail
Mr. Charles G. Nichols
Chief Financial Officer
Scio Diamond Technology Corporation
411 University Ridge, Suite D
Greenville, South Carolina 29601

> **Re:** **Scio Diamond Technology Corporation**
> **Form 10-K for the Year Ended March 31, 2011**
> **Filed June 21, 2011**
> **Form 10-Q for the Quarter Ended December 31, 2011**
> **Filed February 14, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 20, 2012**
> **File No. 333-166786**

Dear Mr. Nichols:

We have reviewed your response letter dated September 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended December 31, 2011 (as amended)

Explanatory Note, page 2
Note 2. Asset Purchase, page 13

1. We note from your response to our prior comment two that the amount allocated to in-process R&D and the growth in that amount from the Company's preliminary estimate is the result of the comprehensive analysis of the cost to reproduce these assets. Please explain in detail why you believe the entirety of the amount of this intangible asset, which the Company considers "in process research and development" has alternative

future uses. As part of your response, please explain the alternative future uses which you believe these intangible assets can be used for and explain in detail your basis for your conclusions that these assets have alternative future uses. Alternatively, please revise to reflect such costs as an expense in the Company's financial statements pursuant to the guidance in ASC 730-10-25-2.

Note 3. Intangible Assets, page 13

2. We note from your response to our prior comment three that due to the Company's inability prior to commercialization of these assets to reliably determine or even estimate the timing, tenor or amount of cash flows which might be earned from them collectively or specifically, you believe it is appropriate to assign an indefinite useful life to the IPR&D asset. In light of this uncertainty in timing and amount of future cash flows, please tell us how you were able to determine the fair value of this asset. As part of your response, please discuss how expected future cash flows were included in your valuation. Also, it appears from your response that the useful life of the asset may be indeterminate, rather than indefinite, as discussed in ASC 350-30-35-4 and your useful life may need to be reconsidered. Please explain to us in more detail why you believe it is appropriate to assign the IPR&D asset an indefinite useful life, or alternatively, please revise to assign this asset an alternative useful life.

Form 10-Q for the quarter ended June 30, 2012

Note 2. Asset Purchases, page 11

3. We note from your response to our prior comment six and your disclosure in Note 2 to the Form 10-Q for the quarter ended June 30, 2012, that your allocation of the purchase price of ADGC assets includes $150,000 of inventory and $740,000 of in-process IR&D. Please explain to us how you calculated or determined the preliminary fair value of these assets and the useful life of the in-process IR&D. Also, please explain to us why you believe the "in process research and development" has alternative future uses. As part of your response, please explain the alternative future uses which you believe these intangible assets can be used for and explain in detail your basis for your conclusions that these assets have alternative future uses. Alternatively, please revise to reflect such costs as an expense in the Company's financial statements pursuant to the guidance in ASC 730-10-25-2.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief